Mail Stop 7010



August 30, 2005


Via U.S. mail and facsimile

Mr. Gehrig H. White
Chief Executive Officer
PokerTek, Inc.
1020 Crews Road, Suite J
Matthews, NC 28106

Re: 	PokerTek, Inc.
Registration Statement on Form S-1
Filed August 4, 2005
File No. 333-127181

Dear Mr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.
2. Please include activity related to your allowance for doubtful accounts in Schedule II as provided in Rule 5-04 of Regulation S-X.

Risk Factors, page 5

3. The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See for example and without limitation, risk factors two, four, six, eight, 13, 18, 19, 25, 26 and
27.

4. To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed would have a material adverse effect on your operations, financial condition and/or business. Instead, please replace this language with specific disclosure of how your company would be affected. See, for example and without limitation, risk factors three, four, eight, nine, 11, 14,
15, 16 and 18.

5. Please reconcile risk factors 12 and 13. It is not clear why both risks would be material risks to your company.

We have a limited operating history on which to evaluate our business, page 5

6. The disclosure in the second paragraph of this risk factor does not to address the risk described in the subheading and repeats certain risks disclosed elsewhere in this section. Please revise accordingly.

There are few significant barriers to entry..., page 8

7. This risk factor does not appear to be material to your company.
In this regard, we note that barriers to entry into your industry appear to be high, as discussed in the third sentence of this risk factor and in risk factors three through five. In addition, we note that the disclosure throughout your prospectus describes your industry as poker-related entertainment and not as automated gaming machines generally. Please either delete this risk factor or revise to clearly describe how the matters discussed in this risk factor are material risks to your company.

We compete in a single industry, and our business would suffer if demand..., page 8

8. Please revise this risk factor to delete duplicative disclosure set forth elsewhere in this section. See, for example and without limitation, risk factor three.


The termination of agreements with customers could require us to take..., page 9

9. This risk factor does not appear to be material to your company.
Please delete this risk factor or clearly explain how it is a material risk to your company.

A decline in general economic conditions..., page 12

10. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering."
It appears that the risk described in this risk factor could apply to nearly any company. Please describe in greater detail how this risk specifically applies to your company and/or your offering or delete it. Please also comply with this comment in risk factor 26.

The concentration of our common stock ownership..., page 13

11. Please revise this risk factor to disclose the actual risk to investors, namely that transactions that are in the best interests of the minority security holders may be prevented or frustrated.
Please
also comply with this comment in risk factor 21.

Our Board of Directors` ability to issue..., page 13

12. Please revise this risk factor to discuss your other anti-takeover provisions.

We do not intend to pay dividends on our common stock, page 15

13. Please explain why the fact that you are not paying dividends and do not expect to pay dividends makes your offering risky or speculative.

Use of Proceeds, page 17

14. Please quantify the approximate dollar amount you intend to use for each of the purposes identified in the third sentence of the second paragraph of this section. See Item 504 of Regulation S-K.

15. We note the disclosure in the first sentence of the third paragraph of this section and in risk factor 19 on page 12.
Please be
advised that while you are permitted to retain the right to change your planned use of proceeds, you must specifically discuss the contingencies that would cause you to change your planned uses and describe each of the alternatives to these planned uses. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.


Dilution, page 19

16. We note the disclosure in the last paragraph of this section. Your comparative table should include shares subject to outstanding options that are held by your officers, directors and affiliated persons. This comparison should include the shares that these persons have a right to acquire, as well as shares they already own. See Item
506 of Regulation S-K.  Please revise accordingly.

Selected Financial Data, page 20

17. Please revise your balance sheet data to include a line item for your long-term debt obligation to your shareholders. See Item 301 of
Regulation S-K for guidance.

Management`s Discussion and Analysis of Financial Condition...,
page
21

Results of Operations, page 21

18. Please discuss material changes to your results of operations for the period from August 22, 2003 (date of inception) to December 31,
2003 and the year ended December 31, 2004 as required by Item 303(A)(3) of Regulation S-K. Please note that you must discuss all periods presented in the financial statements, even when some of those periods are for periods shorter than a full 12-month period. The fact that the period from August 22, 2003 to December 31, 2003 is not "comparable" with the subsequent period presented does not eliminate the requirement to discuss the periods and the reasons for the changes in your results of operations. Your discussion should focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results.

19. In your discussion of depreciation and amortization, only depreciation is mentioned. Please remove the reference to amortization or discuss your amortization expense for the periods presented, as applicable.

Liquidity and Capital Resources, page 21

20. Please explain why your calculation of net proceeds differs in the first sentence and the second sentence of the last paragraph of this section.
Contractual Commitments, page 22

21. Please revise your table of contractual obligations to include your loans from stockholders at December 31, 2004 as required by Item
303(A)(5) of Regulation S-K.

Critical Accounting Policies, page 23

22. Your first sentence says the financial statements "have been prepared in accordance with standards of the Public Company Accounting
Oversight Board (United States)." Please revise this sentence to say that the financial statements "have been prepared in accordance with
U.S. generally accepted accounting principles."


Description of Business, page 25

23. Please apply the comments on this section set forth below to the section entitled "Prospectus Summary" as appropriate.

Overview of Our Business, page 25

24. Please advise us as to the status of the negotiations between your company and the Seminole Tribe of Florida regarding a definitive agreement.

25. We note the statistic cited in the second sentence of the second paragraph of this section. Please expand this disclosure to provide the number of players.

26. We note the disclosure in the first sentence of the third paragraph of this section. Please explain how your product increases security.

27. We note the disclosure in the first sentence of the fifth paragraph of this section. Please disclose your estimate of the percentage of revenues that will be derived from maintenance and support services.

28. We note the disclosure in the last sentence of the fifth paragraph of this section. Please contrast the business reasons for leasing versus selling your components.

Overview of the PokerPro System, page 26

29. Please disclose the other varieties of poker that you are designing your product to play.

Our License from WPT Enterprises, Inc., page 27

30. Please briefly describe the material terms of your license agreement with WPT.

Competition, page 28

31. Please disclose your competition`s advantages over you and how this will affect your competitive position within your industry.

Research and Development, page 28

32. We note the disclosure in the last sentence of this section.
Please disclose the related gaming technologies that you plan to develop.

Description of Licensed Intellectual Property, page 31

33. Please briefly describe the material terms of your license agreement with Stone Gaming. Please also disclose the material trademarks you license and the terms of these licenses.

Gaming Regulations and Licensing, page 31

Regulatory Overview, page 31

34. We note the disclosure in the second paragraph of this section.
Please disclose the regulatory authorities to which you have submitted applications seeking the approval of your product and the status of those applications.

Management, page 36

Directors and Executive Officers, page 36

35. Please disclose Mr. White`s business experience between 2001 and
2003 and Mr. Daniels`s business experience between 2000 and 2001.

PokerTek, Inc. 2004 Stock Incentive Plan, page 37

36. Please clarify the extent to which you will continue to make awards under this plan. You state that after the effective date of the offering, the Compensation Committee will administer the 2004 plan and will have the power to make awards thereunder. We understand that the plan provided for the grant of up to 825,000 shares of stock and that you have so far granted options to purchase 812,500 shares. However, disclosure in the last sentence on page 37 states that you have amended the plan to provide that no further awards will be made thereunder.

Security Ownership of Certain Beneficial Owners and Management,
page
42

37. We note that your calculation of beneficial ownership is based on the number of shares outstanding immediately before the effective date of your offering. Your measurement of the 60-day period should be consistent with the date you use for calculating beneficial ownership generally. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 43

38. Please state whether you believe the transactions described in this section are on terms at least as favorable to the company as you would expect to negotiate with unrelated third parties.

39. We note the disclosure in the second sentence of this section regarding your sale of shares to WPT Enterprises. Please briefly describe the terms of this sale.

Description of Capital Stock, page 45

40. Please delete the second sentence of the introductory paragraph because it is not consistent with Rule 411 of Regulation C.

41. The information you give regarding options currently
outstanding
appears to omit the grant of options for 169,500 shares under the
2005
plan that was made on July 29, 2005.  Please revise.

Shares Eligible For Future Sale, page 49

42. Please expand the disclosure in this section to discuss the eligibility for sale of the shares issuable upon exercise of your outstanding options and warrants.

43. It appears from the disclosure in the first paragraph of this section that you have outstanding options to purchase 400,000 shares of common stock. However, it appears that you have outstanding options to purchase 812,500 shares, as noted under the heading "General" on page 45. Please reconcile.

44. We note that the shares issued in your offering will be freely tradable upon the completion of your offering without restriction or further registration under the Securities Act. It also appears that holders of these shares will not need to rely upon Rule 144 under the
Securities Act to resell their shares. Please revise the last sentence of the first paragraph of this section accordingly. Underwriting, page 50

45. Please disclose whether the underwriter will engage in any electronic offer, sale or distribution of your common stock. If so, please provide us with the detailed description of the underwriter`s procedures. Please also advise us as to how the underwriter`s procedures will ensure that the offer, sale or distribution complies with Section 5 of the Securities Act. Finally, please advise us as to whether the underwriter`s procedures have been reviewed by the Office of Chief Counsel.

46. Please advise us as to whether you or the underwriter has any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and the website, describe the material terms of the agreement and provide us with a copy of the agreement. Please also provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

47. Please advise us as to whether you intend to have a directed share program. If so, we may have additional comments.

Commissions, Discounts and Expenses, page 50

48. Please revise the disclosure in this section to disclose the actual compensation paid to the underwriter.

49. Please advise us as to whether the NASD considers the warrant to be issued to the underwriter as underwriting compensation. If so, please revise this section accordingly. See Item 508(e) of Regulation
S-K.

Warrant, page 50

50. Please clarify what you mean by "nominal" with respect to the consideration to be paid for the warrant.

Lock-Up Agreements, page 51

51. Please briefly describe the factors that the underwriter may be likely to consider in determining to release shares from the lock-up agreements.

Stabilization; Short Positions and Penalty Bids, page 51

52. Please revise your discussion of short positions discuss how underwriters will determine the method for closing out covered short sale positions and to discuss when a naked short position will be created. Please see VIII.A.3 of the Current Issues Outline dated November 14, 2000 for more information about these disclosures.

Where You Can Find More Information, page 53

53. Please delete the fourth and fifth sentences of the first paragraph of this section as your disclosure regarding the contents of any contract, agreement or other document should be materially complete.

Financial Statements

Statements of Operations, page F-4

54. Please revise the cumulative column in your statement of operations to include the six months ended June 30, 2005 as required by paragraph 11(b) of SFAS 7, Accounting and Reporting by Development
Stage Enterprises.

Statements of Cash Flows, page F-6

55. Please revise the cumulative column in your statements of cash flows to include the six months ended June 30, 2005 as required by paragraph 11(c) of SFAS 7, Accounting and Reporting by Development Stage Enterprises.

56. Please supplementally explain to us your rationale for categorizing the "security deposit" as cash flows from investing activities versus cash flows from operating activities. See paragraphs 15 and 17 of SFAS 95, Statement of Cash Flows, for guidance.

Note 1-Nature of Business and Significant Accounting Policies,
page F-
7

57. Please disclose your revenue recognition policy in accordance
SAB
Topic 13.

58. Please disclose that you have a single reportable segment.

Note 8-Stockholders` Equity, page F-13

59. Please revise your disclosure of the Stock Incentive Plan to fully include the disclosures required in paragraph A240 b(2), c, d, and h of SFAS 123(R), Share-Based Payment.

60. With respect to the options granted in 2005, please expand your disclosure to include the following additional information:

* For each grant date in 2005, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts).

* Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective.
If the valuation specialist performing the valuation was a related party, a statement indicating that fact should be made.

Part II - Information Note Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

61. Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and
5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

62. Please file each of the following as an exhibit to your registration statement:

* The form of the warrant to be issued to the underwriter in connection with your offering.

* The notes evidencing your obligations to certain security holders.
In this regard, we note the disclosure in Note 7 to the financial statements.

* The shareholders agreement you entered into in connection with the
April 2005 private placement. In this regard, we note the disclosure in the third sentence of the first paragraph of Note 10 to the financial statements.

Exhibit 23.2 - Consent of McGladrey & Pullen

63. Please provide a currently dated consent of your independent registered public accountants in your Amendment to Form S-1.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Robert M. Donlon, Esq.
Elizabeth O. Derrick, Esq.
Womble Carlyle Sandridge & Rice, PLLC
One Wachovia Center
301 South College Street, Suite 3500
Charlotte, NC 28202

Mr. William M. Mower, Esq.
Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
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Mr. Gehrig H. White
PokerTek, Inc.
August 30, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE